Columbia Funds Series Trust

290 Congress Street

Boston, MA 02210

September 28, 2023

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust (the Registrant)

Columbia Capital Allocation Moderate Aggressive Portfolio (the Fund)

Preliminary Proxy Statement

File No. 811-09645

Dear Mr. Cowan:

Registrant is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to consider the combination of the Fund’s Class V shares with Class A shares of the same Fund, including, as part of the combination, the adoption with respect to Class V shares of a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, identical to that currently in effect with respect to Class A of the Fund, at a special meeting of shareholders, scheduled for December 7, 2023.

If you have any questions regarding this filing, please contact me at (617) 385-9536 or Teresa Lirio at (617) 385-9537.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga
Secretary, Senior Vice President and Chief Legal Officer
Columbia Funds Series Trust